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                            November 15, 2021

       Stephan Zoll
       Managing Director and Chief Executive Officer
       SIGNA Sports United B.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
B.V.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 4,
2021
                                                            File No. 333-257685

       Dear Dr. Zoll:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4 filed November 4, 2021

       Non-IFRS Financial Measures
       Adjusted EBITDA, page 308

   1. We read your response to comment 5 and related revised disclosures. Please tell us why you believe expenses
related to hiring management are not normal, recurring, cash operating expenses
necessary to operate your business. Refer to Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.
   2. You present adjusted EBITDA for each of your segments, as well as several different amounts for total
adjusted EBITDA throughout the filing, including two different amounts in the segment
footnote. Please remove from the filing the total adjusted
 Stephan Zoll
SIGNA Sports United B.V.
November 15, 2021
Page 2
         EBITDA amounts shown ($22.3 million in 2020) that do not include the corporate unallocated and intersegment elimination line items. Also, present corporate unallocated and intersegment elimination in separate line items and include ramp-up costs in the corporate unallocated line item. This should result in only one amount for total adjusted
         EBITDA ($14.7 million in 2020) being disclosed. Finally, disclose in greater detail the types of amounts included in the corporate unallocated line item for each period presented.
       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameStephan Zoll                                Sincerely,
Comapany NameSIGNA Sports United B.V.
                                                              Division of
Corporation Finance
November 15, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName